Exhibit 5
Opinion, dated January 26, 2010, of Dottoressa Elena Comparato, Head of Unit VII of the Legal
Affairs Directorate of the Treasury Department — Ministry of Economy and Finance of the Republic
of Italy relating to the Republic of Italy’s US$2,500,000,000 3.125% Notes due January 26, 2015

January 26, 2010
Barclays Bank PLC
Citibank International plc
Credit Suisse Securities (Europe) Limited

(as Representatives of the several Underwriters
named in Schedule I to the Pricing Agreement)

c/o	Barclays Bank PLC
5 North Colonnade
Canary Wharf
London E14 4BB
England
Dear Sirs:
          As Head of Unit VII of the Legal Affairs Directorate of the Treasury Department – Ministry of Economy and Finance, I have acted as internal counsel for the Ministry of Economy and Finance of the Republic of Italy (“Italy”) in connection with the issuance by Italy of US$2,500,000,000 aggregate principal amount of its 3.125% Notes due January 26, 2015 (the “Notes”) pursuant to the Underwriting Agreement, dated September 16, 1993 (the “Underwriting Agreement”), between Italy on the one hand and the parties thereto on the other hand, and the related Pricing Agreement, dated as of January 19, 2010 (the “Pricing Agreement”), between Italy and yourselves.
          All capitalized terms not defined herein have such definitions as are specified in the Underwriting Agreement. Any reference to the Fiscal Agency Agreement made herein shall be intended as made to the Fiscal Agency Agreement dated as of May 15, 2003, between Italy and Citibank, N.A. (the “Fiscal Agent”).
          This opinion is furnished to you pursuant to Section 7(c) of the Underwriting Agreement. This opinion is limited to the laws of Italy as currently interpreted and is given on the basis that it will be governed by and construed with them, and any liability which may arise in respect of it is governed by the laws of Italy.
          Based upon the foregoing, I am of the opinion that:
1.	The Notes have been duly authorized and executed in accordance with the laws of Italy and, assuming due authentication by the Fiscal Agent, have been duly and validly issued and delivered and, assuming their compliance with New York State law, constitute valid, legally binding, direct, unconditional and general obligations of Italy enforceable in accordance with their terms and entitled to the benefits of the Fiscal Agency Agreement, assuming its approval as required by state contract law; the full faith and credit of Italy is pledged for the due and punctual payment of the Notes and for the performance of the obligations of Italy with respect thereto; and the Notes will rank pari passu, without any preference one over the other by reason of priority of date of issue, currency of payment or otherwise, with all other unsecured indebtedness of Italy in respect of money borrowed by Italy and guarantees given by Italy in respect of money borrowed by others.

2.	Neither the execution and delivery of the Underwriting Agreement, the Pricing Agreement, the Notes, the Fiscal Agency Agreement, nor the consummation of the transactions therein contemplated nor compliance with the terms and provisions thereof, including performance of each of the obligations contained in the Notes, will result in a breach of any of the terms, conditions or provisions of any treaty, convention, material agreement or material instrument to which Italy is a party or by which Italy is bound or constitute a default thereunder.
          A copy of this opinion will be furnished to the Fiscal Agent pursuant to Section 8(d) of the Fiscal Agency Agreement dated as of May 15, 2003.
Very truly yours,

By: /s/ Elena Comparato
Dottoressa Elena Comparato
Head of Unit VII
Legal Affairs Directorate
Department of Treasury
Ministry of Economy and Finance